Exhibit 99.1

Park Ha Biological Technology Co., Ltd. Announces Pricing of US$2.45 Million Best-Efforts Follow-on Public Offering

Wuxi, China, Jan. 27, 2026 (GLOBE NEWSWIRE) -- Park Ha Biological Technology Co., Ltd. (NASDAQ: BYAH) (the “Company”) today announced the pricing of a best-efforts follow-on public offering of 21,875,000 units (each a “Unit”) at an offering price of US$0.112  per Unit.

Each Unit consists of one Class A ordinary share of the Company, par value US$0.00002 per share (each, a “Class A Ordinary Share”) and one warrant to purchase one Class A Ordinary Share (or up to nine Class A Ordinary Shares pursuant to the zero exercise price option)  (each, a “Warrant”). Each Warrant will have an exercise price of US$0.112 per Class A Ordinary Share and will be exercisable beginning on the issuance date and ending on the one-year anniversary of the issuance date.

The Company expects to receive aggregate gross proceeds of US$2.45  million from the offering, before deducting placement agent commissions and other estimated expenses payable by the Company, excluding the exercise of any Warrant offered.

The offering is expected to close on or about January 28, 2026, subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering for the expansion of directly operated stores in China, and the specific allocation of net proceeds to each market will be based on market conditions.

D. Boral Capital LLC is acting as the Sole Placement Agent for the offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-290410), as amended, previously filed and declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a prospectus forming part of the effective registration statement. A final prospectus related to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus may be obtained, when available, from D. Boral Capital LLC at info@dboralcapital.com, or by calling +1 (212) 970-5150.

About Park Ha Biological Technology Co., Ltd.

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare products sales and franchise alliances promotions under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin problems and improving the confidence of women in need of skin treatment. As of April 30, 2025, the Company has three directly operated stores and 39 franchisees, of which 38 and one operate under the store name “Park Ha” and “Geni” respectively, in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly-operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

D. Boral Capital LLC
590 Madison Avenue, 39th Floor
New York, NY 10022
Main Phone: +1 (212) 970-5150
www.dboralcapital.com
info@dboralcapital.com

Park Ha Biological Technology Co., Ltd.

901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000
http://ir.parkha.cn/
ir_parkha@163.com